electrovaya

Investor Presentation

October 2023



Toronto Stock Exchange (Nasdaq:ELVA) & (TSX:ELVA)

Disclaimer

This presentation contains forward-looking statements, including statements that relate to, among other things, the effect of the COVID-19 public health emergency on the Company's operations, its employees and other stakeholders, including on customer demand, supply chain, and delivery schedule, the size of the Company's sales pipeline and the ability to satisfy orders thereunder, the Company's ability to satisfy its ongoing debt obligations, anticipated increased collaboration with OEMs and OEM channels constituting a source of sales growth for the Company, anticipated continued increase in sales momentum in fiscal 2023 and 2024 through OEMs and directly to large global companies, including Fortune 500 companies, the future direction of the Company's business and products, including E-bus, E-truck and Energy storage applications and additional intellectual property protection, the Company's ability to source supply to satisfy demand for its products and satisfy current order volume, technology development progress, all trademark logos and trademarks are owned by the respective Company's, pre-launch plans, plans for product development, plans for shipment using the Company's technology, production plans, the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geopolitical events; the COVID-19 outbreak will not have significant further effects on the Company's supply chain or operations; that current customers will continue to make and increase orders for the Company's products, and in accordance with communicated intentions, that the Company's alternate supply chain will be adequate to replace material supply and manufacturing, Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These and other risks and uncertainties related to Electrovaya's business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled "Risk Factors" in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Electrovaya assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation.

Investment Highlights

Electrovaya is a pure play, North American lithium-ion battery technology and manufacturing company on track for rapid growth

Industry Leader

Providing the **safest**[1] & **longest lasting**[2] lithium ion battery technology

1 Proprietary ceramic separator tech

2 Longevity or cycle life 4X typical tech

Premium Product Performance and NextGen Technology

Infinity Technology

Significant competitive advantages provide **pricing power and higher gross margins**

Solid State

Battery technology developments will be **game-changing**

Large Addressable Heavy Duty Market

$18 Billion market with rapid growth[1]

1 Data obtained through MarketWatch

High Growth with Clear Path to Profitability

100% Organic CARG over 2 Years

FY2023 growth >100%

Inflection Point: Last 2 Quarters with Net Profits

North American Footprint

Reshoring production to US improves capacity, security and gross margins

Top-tier Customer Base

More than 12 Fortune 100 end customers and the largest OEM partner in the material handling industry

Unparalleled Experience

25+ years of experience

100+ patents

Cash Flow Positive

Adjusted EBITDA and **positive cash from operations** for FY23 and beyond

Key Market Challenge: A multi-billion dollar opportunity

Our technology is the ONLY high-performance battery technology that is a true fit for fast growing, mission critical heavy-duty equipment market

Industry Challenge

- Safety and longevity challenges with legacy lithium ion tech; not working for heavy duty applications!
- High profile recalls due to safety: Volvo bus & truck, Proterra, Nikola and others
- LFP energy density is too low for many applications and highly dependent on Chinese technology & supply chains

Our Solution

- **Longer Lifetime:** Our Infinity Technology offers the highest cycle with over 4X the life of typical batteries of the same chemistry
- **Improved Safety:** Electrovaya batteries use a proprietary ceramic separator membrane that significantly improves safety.
- **Heavy Duty Applications:** Mission critical applications incl. Material handling, mining, trucks and buses

Proven Execution

- **Scaled:** Deliveries of battery systems increasing more than 100% year over year
- **Proven:** Proven technology and manufacturability - >5 years of field data with major customers
- **Reliable:** Operating in mission critical 24/7 warehouse operations at the largest companies in the world (>12 Fortune 100 end users)

Electrovaya: Our Evolution and Go-Forward Strategy

With a strong foundation in automotive, we began a **transition to battery products for MHE** in 2017

1996
Founded

2002-2010
Partnerships

2015
Launched Infinity Li-ion cells

2017-2021
Commercial Launch of Heavy Duty Systems

Battery **demand estimated to to grow 3X** by 2026



Est. Battery Demand Growth (MWh)
750
500
250
0
Demand MWh
2021
2022
2023
2024
2025
2026
Material Handling MWh
High Voltage MWh

Path to Accelerating Growth

Ramp Production
- Continued production ramp to meet growing demand with improved efficiency

New Verticals & Partnerships
- New verticals- EBus, ETruck, Aerospace
- Sales and OEM partnerships

Develop Innovative Products
- Safer, better battery systems for new applications
- Energy Services; Virtual Power Plants- recurring revenue opportunities

Manufacturing Expansion
- Jamestown Gigafactory to leverage IRA benefits

Our Products: Capabilities

Our expertise and capabilities are in designing and manufacturing lithium ion batteries
Cells, modules, packs, battery systems and BMS

Cell → **Module** → **Pack**









High Voltage battery systems



Material handling battery systems



Our Products: Complementary Technology Solutions

Complementary technologies targeting a number of EV applications
Infinity Batteries provide industry leading longevity and SSBs provide industry leading energy density

Infinity Batteries	Solid State Batteries
Commercial today Global partners & users	**In development stage**
Superior Safety & Lowest Cost of Ownership	Highest Energy Density
Based on proprietary separator and electrolyte technology	Based on proprietary separator and electrolyte technology
E-bus, E-forklift, E-trucks, Energy storage systems	Passenger EVs, Over the road (OTR) trucking, aerospace

Multi-Million-Mile Batteries- Performance Advantage


500
1000
2000
5000
9000
Cycles

Cycle equivalent:
14,000 cycles is equivalent to 3,500,000 miles for 250-mile range car


Electrovaya batteries different SOC
Temperature: 22°C, Current: 1 C-rate
% of Initial Capacity
120
100
80
60
40
20
0
ELV Cell ; 3.0-4.2 V
ELV Cell ; 3.0-4.1 V
ELV Cell ; 3.0-4.0 V
Typical LFP Cell ; 4000 Cycles at EOL
Typical NMC Cell ; 2000 Cycles at EOL
0
2000
4000
6000
8000
10000
12000
Cycle Number


4,000,000
3,000,000
2,000,000
1,000,000
0
Equivalent Miles
Top-3 China
Top-3 Japan
Top-3 Korea
Top-3 China
Electrovaya

Market Opportunity: Infinity Batteries

Take-away message? A multi-billion dollar addressable market for batteries that are safe, efficient, have a long useful life and low cost of ownership?

APPLICATION	USAGE	MARKET SIZE
E-Buses E-Delivery Trucks	12-20 hrs/day	~ $9.6 Billion Addressable Market*
E-Forklifts/ Warehousing	20-24 hrs/day	~ $4.5 Billion Addressable Market*
Stationary energy storage	12-20 hrs/day	~ $4.2 Billion Addressable Market*

Battery Requirements: Efficiency, Lifetime, Safety & Cost of Ownership

*Data Numbers Obtained Through MarketWatch

Our Products: Infinity Batteries – A Proven Technology

Setting the industry standard… Our lithium-ion ceramic cells have the highest cycle life and safety



Li-Ion Ceramic Technology*



Heavy Duty Vehicles



Material Handling Equipments

OEM Partners (not a full list)

RAYMOND



Autonomous Guided Robots

OEM Partners (not a full list)

JABIL badger technologies

Bastian SOLUTIONS



Electric Trucks and Buses

Coming Soon

- High Cycle Life
  Lowest Cost of Ownership
- Safety
  Zero Fire Incidents
- High Reliability
  Performance in 24/7 applications

*An earlier iteration of our lithium-ion ceramic technology has also been used in ~20,000 Daimler Smart cars (no active coolin
*There have been no known battery safety incidents in these vehicle and for the 6000+ Material Handling/AGV battery system



Our Products: Ceramic Seperators

Unparalleled experience… the transition to lithium metal-based batters will almost certainly require the use of ionic conducting ceramic-based electrolyte materials


Surface
Ceramic Particles
Polymer fibres

Our Strengths

- Patented unique ceramic separator offers **Unparalleled safety** (36 patents)
- **Substantial experience** and know-how in the manufacturing of ceramic separators.
- **Only company** that has commercialized the use of ceramic separator for lithium ion batteries

Our Products: Superior Safety

Multi-level cell and system safety technology resulting in a non-propagating battery design

Electrovaya Ceramic vs Coated PO Separator


25°C
ELV
Coated PO
143°C
ELV
Coated PO
188°C
ELV
Coated PO
< 1% shrinkage
@ 200 °C

Third Party Fire Propagation Test

An Electrovaya 24V battery <u>AFTER</u> fire propagation testing for UL

- Individual cell in fully charged battery pack was forcibly heated to +200°C
- No internal propagation, the fire was contained within the faulted sub-module
- No flames escaped the battery enclosure

Test conducted by UL in early 2020, UL comment about the fire propagation test results: "best results seen in lithium ion battery regardless of the chemistry"



Our Customers: Infinity Batteries (MHE)

Example OEM Customers

RAYMOND | Bastian SOLUTIONS | JABIL

End Users Example
(not a full list)

Retail & eCommerce	Walmart, The Home Depot, Target, Lowe's *Confidential F100 ecommerce company
Food Distribution	Mars, Unilever, Maple Leaf, Mondelēz International
Manufacturing	Michelin, Siemens, 3M
Logistics	Lineage, FedEx, CEVA Logistics


TOYOTA
RAYMOND

electrovaya

Market Demand: Near-term Exponential Growth for MHE

Expanding our capacity to scale our business and meet anticipated growth in demand

Demand is expected to grow rapidly over the next 3 Years



Est. Battery Demand Growth (MWh)
Demand MWh
750
500
250
0
2021
2022
2023
2024
2025
2026
Material Handling MWh
High Voltage MWh

We are executing plans to **expand our manufacturing capacity** to ~500MWh in 2025 and >2GWh by 2029



Capacity Growth: Expansion Plans
Capacity (MWh)
2500
2000
1500
1000
500
0
0
1
2
3
4
Stage
Mississauga Facility
Jamestown Facility

*Demand data from lift truck OEM

Expanding Our Capacity: Jamestown, NY Gigafactory



Our **Gigafactory in Jamestown, NY** will enable us to:

- Onshore manufacturing
- Streamline supply chains
- Scale to support increased demand

130,000 sq ft Industrial facility

$0.05/kWh Low energy cost

100% Renewable energy

<3 hours Close proximity to HQ and key customers

Update

2022	* Site acquired * Term sheet received from a NY state consortium lenders covering 80% of stage 1 costs
2023	* Hiring drive started
2024	* HV/LV module and HV pack assembly expected to "go live" in Q3-2024 * LV pack assembly expected to "go live" in Q4-2023
2025	* Cell assembly expected to "go live" in Q2-2025

Our Products: High Voltage Battery Systems

Advanced customized packaging technology for demanding application – launched July 2023



High Voltage Batteries



Energy Storage Systems

Electrovaya HV batteries designed for high performance stationary applications.



Electric Buses & Trucks

Based on OEM benchmarks, Electrovaya batteries should last longer than 16 years. (Multiple times better performance than standard solutions)

High Cycle Life & Safety
Lowest Cost of Ownership

Modular Design
Tailored for specific application

Strongest Warranty
Up to 12 years

Our Products: Technology Solutions

Complementary technologies targeting a number of EV applications
Infinity Batteries provide industry leading longevity and SSBs provide industry leading energy density

Infinity Batteries	Solid State Batteries
Commercial today Global partners & users	**In development stage**
Superior Safety & Lowest Cost of Ownership	Highest Energy Density
Based on proprietary separator and electrolyte technology	Based on proprietary separator and electrolyte technology
E-bus, E-forklift, E-trucks, Energy storage systems	Passenger EVs, Over the road (OTR) trucking, aerospace

Our Products: Next Gen-Solid State Batteries (SSB)

Solid State Promises Much Higher Energy Density = More Range, Less Weight, Less Cost

EV penetration in the global vehicle market



2022
2035
2-3%
85%
of new cars

Battery Requirements for E-cars adoption

- *Energy Density > 350 Wh/Kg (>750 Wh/L)*
- *>10 years lifetime*
- *Superior Safety*
- *Cost < 100 $/Kwh for cells*

Solid State Batteries offer 2X Energy Density over conventional lithium ion batteries= more range, less weight, less cost



ELV Solid State
Limitation of conventional LIBs
NMC**
LFP**
ELV
Infinity - NMC
LTO**
Energy density (Wh/Kg)
400
300
200
100
2000
4000
6000
8000
10000
Cycle Life

** Competitor data sheets/estimates

Our Products: Our Approach with SSB

Our SSB platform incorporates versatile, proprietary technology

Four Solid State Battery Related Patents Have Been Filed

Single layer Pouch stack



Anode
Current collector
Proprietary Ceramic
Composite separator
Cathode
High loaded NMC
+ Catholyte
Cathode current collector

Multi-layer Pouch stack



Financial Performance: 100% CARG over 2 Years

Market demand provides STRONG TAILWIND for accelerating revenue growth


Annual Revenue USD$m
50
40
30
20
10
0
FY2021
FY2022
FY2023E

Key Revenue and Margin Drivers

- FY 2023 **revenue more than doubled** due to **increased orders** driven by **strong market demand**
- **Targeting ~30% gross margin**
  - Q3 2023 gross margin for battery units was 30% driven by operational efficiencies and cost savings. A significant increase from earlier quarters.
- Expanding capacity provides opportunity to further accelerate revenue growth
- Breakeven ~$45 million/annum with incremental revenue contributing to net profits
- Following Start of Cell and Module Production in the USA, Electrovaya's margins will further increase due to the Inflation Reduction Act Incentives with $45 million/GWh of production = 5-10% increase in gross margins

Financial Performance: Profitability Inflection Achieved

Reaching an inflection point… set to be one of the only profitable battery companies in North America


Quarterly Net Profit (USD'000)
-1431
-680
-1586
170
77
Q3 FY22
Q4 FY22
Q1 FY23
Q2 FY23
Q3 FY23


Quarterly Adjusted EBITDA* (USD'000)
-614
391
-448
814
1110
Q3 FY22
Q4 FY22
Q1 FY23
Q2 FY23
Q3 FY23

- No significant increase in operating costs in 2023
- Q1 FY23 shows adjusted net profit
- Q2 and Q3 FY23 impacted by non-recurring costs related to Jamestown financing and Nasdaq listing
- **Trends illustrate positive trajectory**

- Operational efficiencies and cost savings continue to drive positive EBITDA in FY23.
- **Trends illustrate positive trajectory**

electrovaya

** Non-IFRS Measure: Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business. Adjusted EBITDA is defined as loss from operations, plus finance costs, stock-based compensation and depreciation costs.*

Nasdaq: ELVA | TSX: ELVA

Summary Balance Sheets and Cap Table

Select Balance Sheet Items		
(US$ in thousands)	6/30/2023	9/30/2022
Cash	$723	$626
Trade and other receivables	10,149	6,306
Inventories	5,898	4,477
Other current assets	12,144	8,746
Long-term assets	10,548	2,400
Total Assets	***$33,564***	***$18,081***
Trade & other payables	$7,398	$4,147
Short-term debt	16,914	16,580
Other Liabilities	3,267	3,273
Total Liabilities	***$27,579***	***$24,000***
Total Equity (Deficiency)	***$5,985***	***($5,919)***
Total liabilities and equity	***$33,564***	***$18,081***

CapTable As of 6/30/2023	
Outstanding shares	32,980,842
Outstanding warrants	3,466,268
Outstanding stock options	4,772,388
Total	***41,219,498***

Select Equity Items As of 9/29/2023	
Share price	$2.83
Market Cap	$93.3M
Insider ownership	~35%

Management Team



Dr. Raj S. Das Gupta,
CEO, Director

Raj has been with the company since 2009 and became CEO in 2022 following his previous role as COO. Raj attended Imperial College, London; MIT; and the University of Cambridge, where he received his Doctorate in Materials Science



John Gibson,
CFO

John is a Certified Professional Accountant ("CPA, CA") with over 15 years of experience in public and private corporations and brings significant experience in corporate accounting and finance, strategic and financial planning, internal controls, and systems.



Dr. Jeremy Dang,
VP, Business & Project Development

Jeremy's client portfolio includes lift truck OEMs and Fortune 500 clients from material handling, and energy storage industries. Jeremy is a Certified Chartered Chemist and Project Management Professional with a doctorate in Chemical Engineering.



Dr. Elmira Memarzadeh
Director, Engineering Programs

Elmira has been with Electrovaya since 2014 and currently manages cell production. She has worked on several development projects with other Engineering departments within Electrovaya as well as Vendors and Clients. Elmira received her PhD in Material Science from the University of Alberta.



Jason Roy,
Director, Corporate Development and Investor Relations

Jason has been with the company since 2018. He brings with him over 18 years of Capital Markets experience, in various roles of Investor Relations, Communications, Business & Corporate Development with both Publicly traded and Private companies.

Board of Directors



Prof Carolyn Hansson,
Director

Professor Carolyn Hansson CM, FCAE, FRSC has a long and distinguished career in industries such as Lockheed Martin (Martin Marietta), Danish Corrosion Labs and Bell Labs as well in academia (Waterloo, Queens, Columbia & SUNY) and was earlier a member of the Board of a TSX and NASDAQ listed Alternate Energy Company (Hydrogenics).



Dr Jim Jacobs,
Director

Dr. Jacobs' innovations have been instrumental in the development of Electrovaya's SuperPolymer technology. He co-founded the company with Sankar DasGupta in 1996 and was an instrumental part of its IPO in 2000. He served as CTO of the company until 2003. Dr. Jacobs received a BA from Oberlin College, Ohio and completed both his MA and PhD in solid-state physics at the University of Toronto.



Dr. Sankar Das Gupta,
Executive Chairman

Sankar is an entrepreneur and an award-winning scientist with over 50 US patents who is passionate on the urgency to reduce the effects of Climate Change. He has been a member of many committees including the White House Committee on Energy & Environment, chaired by then Vice-President Al Gore. Recently he was an Advisor to the Indian PM on Climate Change and Energy



Kartick Kumar,
Director

Kartick Kumar is a seasoned climate change and sustainability investor. Has two decades of investment and operations experience in energy and decarbonization transition issues across Europe, Asia, Latin America, Africa, and the Middle East. Held a range of senior roles within the World Bank Group, the International Finance Corporation (IFC).Holds degrees in economics and law from U of Cambridge, U of Columbia and the U of Toronto.

Investment Highlights

Electrovaya is a pure play, North American lithium-ion battery technology and manufacturing company on track for rapid growth

Industry Leader

Providing the **safest**[1] & **longest lasting**[2] lithium ion battery technology

1 Proprietary ceramic separator tech

2 Longevity or cycle life 4X typical tech

Premium Product Performance and NextGen Technology

Infinity Technology

Significant competitive advantages provide **pricing power and higher gross margins**

Solid State

Battery technology developments will be **game-changing**

Large Addressable Heavy Duty Market

$18 Billion market with rapid growth[1]

1 Data obtained through MarketWatch

High Growth with Clear Path to Profitability

100% Organic CARG over 2 Years

FY2023 growth >100%

Inflection Point: Last 2 Quarters with Net Profits

North American Footprint

Reshoring production to US improves capacity, security and gross margins

Top-tier Customer Base

More than 12 Fortune 100 end customers and the largest OEM partner in the material handling industry

Unparalleled Experience

25+ years of experience

100+ patents

Cash Flow Positive

Adjusted EBITDA and **positive cash from operations** for FY23 and beyond

electrovaya

Investor & Media queries, please contact:
Jason Roy
Director, Corporate Development & Investor Relations
Phone: 905-855-4618
Email: jroy@electrovaya.com Web: www.electrovaya.com



Toronto Stock Exchange (Nasdaq:ELVA) & (TSX:ELVA)